Statement of Donegal Group Inc.
     As requested in the Commission’s July 19, 2011 letter to the undersigned, Donegal Group Inc. (the “Company”) acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DONEGAL GROUP INC.
By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller,
Senior Vice President and Chief Financial Officer

Date: August 26, 2011